UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

KiOR, Inc.

(Name of issuer)

Class A common stock, par value $0.0001 per share

(Title of class of securities)

497219109

(CUSIP number)

Vinod Khosla Khosla Ventures 2128 Sand Hill Road Menlo Park, California 94025 (650) 376-8500 with a copy to: Tammy Tompkins Khosla Ventures 2128 Sand Hill Road Menlo Park, California 94025

(Name, address and telephone number of person authorized to receive notices and communications)

April 30, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 497219109	Page 2 of 15 Pages

(1)	Names of reporting persons Khosla Ventures II, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 46,259,738
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 46,259,738
(11)	Aggregate amount beneficially owned by each reporting person 46,259,738 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 46.8% (see Attachment A)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 497219109	Page 3 of 15 Pages

(1)	Names of reporting persons Khosla Ventures III, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 9,409,935
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 9,409,935
(11)	Aggregate amount beneficially owned by each reporting person 9,409,935 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 17.7% (see Attachment A)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 497219109	Page 4 of 15 Pages

(1)	Names of reporting persons Khosla Ventures Associates II, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 46,259,738
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 46,259,738
(11)	Aggregate amount beneficially owned by each reporting person 46,259,738 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 46.8% (see Attachment A)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 497219109	Page 5 of 15 Pages

(1)	Names of reporting persons Khosla Ventures Associates III, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 9,409,935
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 9,409,935
(11)	Aggregate amount beneficially owned by each reporting person 9,409,935 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 17.7% (see Attachment A)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 497219109	Page 6 of 15 Pages

(1)	Names of reporting persons VK Services, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 55,669,673
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 55,669,673
(11)	Aggregate amount beneficially owned by each reporting person 55,669,673 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 55.9% (see Attachment A)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 497219109	Page 7 of 15 Pages

(1)	Names of reporting persons Vinod Khosla
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 58,354,545
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 58,354,545
(11)	Aggregate amount beneficially owned by each reporting person 58,354,545 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 58.6% (see Attachment A)
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 497219109	Page 8 of 15 Pages

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 2 to the statement on Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D (the “Original 13D”) filed on June 29, 2011, as amended January 31, 2012 (“Amendment No.1” and, together with the Original 13D and this Amendment No. 2, the “Schedule 13D”), and relates to the Reporting Persons’ (as defined in Item 2 of the Original 13D) beneficial ownership interest in the Class A common stock, par value $0.0001 per share (the “Class A common stock”), of KiOR, Inc., a Delaware Corporation (the “Issuer”). The address of the principal executive office of the Issuer is 13001 Bay Park Road, Pasadena, Texas 77507. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a)	This statement is filed by:

(i)	Khosla Ventures II, L.P. (“KV II”), with respect to the shares of Class A common stock directly and beneficially owned by it;

(ii)	Khosla Ventures III, L.P. (“KV III”), with respect to the shares of Class A common stock directly and beneficially owned by it;

(iii)	Khosla Ventures Associates II, LLC (“KVA II”), with respect to the shares of Class A common stock directly and beneficially owned by it;

(iv)	Khosla Ventures Associates III, LLC (“KVA III”), with respect to the shares of Class A common stock directly and beneficially owned by it;

(v)	VK Services, LLC (“VK Services”), with respect to the shares of Class A common stock directly and beneficially owned by it; and

(vi)	KFT Trust, Vinod Khosla as Trustee (“KFT”), a trust for the benefit of Vinod Khosla, and for which Vinod Khosla is a trustee, with respect to the shares of Class A common stock directly and beneficially owned by it; and

(vii)	Vinod Khosla (“Khosla”), with respect to the shares of Class A common stock directly and beneficially owned by him.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Pursuant to the provisions of General Instruction C to Schedule 13D, information in Items 2 through 6 of this Schedule 13D is also provided with respect to Vinod Khosla, with respect to the shares of Class A common stock directly and beneficially owned by him.

Vinod Khosla is referred to as a “General Partner.”

(b)	The business address of each of the Reporting Persons and the General Partner:

Khosla Ventures

2128 Sand Hill Road

Menlo Park, California 94025

(c)	The present principal business of each of the Reporting Persons and the General Partner is the venture capital investment business.

(d)	No Reporting Person or General Partner, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person or General Partner, during the last five years, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship.

KV II	Delaware, United States of America

KV III	Delaware, United States of America

KVA II	Delaware, United States of America

KVA III	Delaware, United States of America

VK Services	Delaware, United States of America

KFT	California, United States of America

Khosla	United States of America

SCHEDULE 13D

CUSIP No. 497219109	Page 9 of 15 Pages

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following:

From November 2007 through April 2011, entities and individuals affiliated with the Reporting Persons acquired an aggregate of (i) 1,688,162 shares of Common Stock of the Issuer, (ii) 24,000,000 shares of Series A convertible preferred stock of the Issuer, (iii) 20,571,576 shares of Series A-1 convertible preferred stock of the Issuer, (iv) 8,159,934 shares of Series B convertible preferred stock of the Issuer and (v) 3,059,976 shares of Series C convertible preferred stock of the Issuer. The Reporting Persons acquired such shares for an aggregate purchase price of approximately $61.5 million. All such shares were acquired with working capital.

A two-for-one stock split was effected on June 9, 2011. All of the share amounts in this Schedule 13D reflect such stock split. Following completion of the Issuer’s initial public offering on June 29, 2011 (the “IPO”), the Reporting Persons’ shares of the Issuer’s Series A convertible preferred stock and Series A-1 convertible preferred stock were converted to Class B common stock on a one-for-one basis. Upon completion of the Issuer’s IPO, the Reporting Persons’ shares of the Issuer’s Series B convertible preferred stock were converted to Class A common stock on a one-for-one basis. Upon completion of the Issuer’s IPO, the Reporting Persons’ shares of the Issuer’s Series C convertible preferred stock were converted to Class A common stock at a conversion price equal to 80% of the initial public offering price. At an initial public offering price of $15.00, each share of Series C convertible preferred stock converted into 0.4085 shares of Class A common stock.

After the conversion of the Series B convertible preferred stock and Series C convertible preferred stock into Class A common stock, the Reporting Persons owned 10,659,934 shares of Class A common stock. After the conversion of the Series A convertible preferred stock and Series A-1 convertible preferred stock into Class B common stock and the redesignation of Common Stock into Class B common stock, the Reporting Persons owned 46,259,738 shares of Class B common stock. The Class B common stock is convertible into Class A common stock on a one-for-one basis at the option of the holder of such shares upon a transfer of such shares, or upon the occurrence of certain other events described in the certificate of incorporation of the Issuer.

In conjunction with the Issuer’s IPO, KFT purchased 1,250,000 shares of Class A common stock, resulting in an increase in beneficial ownership by certain of the Reporting Persons by that amount. The purchase was made at the initial public offering price of $15.00 per share, for an aggregate purchase price of $18,750,000. The source of funds used to purchase the shares of Class A common stock was Khosla’s personal assets.

The Issuer entered into a Loan and Security Agreement (the “Loan and Security Agreement”) on January 26, 2012 with 1538731 Alberta Ltd., 1538716 Alberta Ltd. and KFT (collectively, the “Lenders”), pursuant to which warrants to purchase an aggregate of 1,434,872 shares of Class A common stock of the Issuer have been issued to KFT. The source of funds provided by KFT in connection with the Loan and Security Agreement is Khosla’s personal assets.

In March 2013, the Issuer and the Lenders entered into an amendment to the Issuer’s Loan and Security Agreement (the “Loan Amendment”) that, among other things, increases the amount available from KFT under the facility by $50 million, based on the Issuer’s capital needs, before March 31, 2014, subject to the terms of the Loan and Security Agreement. Under the Loan Amendment, the Issuer may draw down capital in one or more installments (each, a “Loan Advance”). In order to receive a Loan Advance, the Issuer must, among other things, issue an additional warrant to KFT (each, as described in Item 6, a “Subsequent Drawdown Warrant”). Each Loan Advance bears interest from the funding date at 16.00% per annum (the “Loan Interest Rate”). The Issuer pays interest on each Loan Advance in arrears on the first day of each month, beginning March 1, 2012. The Issuer may elect payment of paid-in-kind interest, instead of cash interest, during the term of the loan. If the Issuer elects payment of paid-in-kind interest, it will issue Subsequent PIK Warrants (as defined in Item 6), that cover interest due over the following 12 months and the interest is added to the principal balance of the loan.

Please see Item 6 for a more comprehensive description of the warrants issued to KFT and additional information regarding additional warrants to be issued to KFT in connection with the Loan and Security Agreement.

Item 4. Purpose of Transaction.

There are no amendments to Item 4 of the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate percentage of shares of Class A common stock reported beneficially owned by each person named herein is determined in accordance with SEC rules and is based upon 53,295,566 shares of Class A common stock outstanding, which is the total number of shares of Class A common stock outstanding as of April 5, 2013, as reported in the Issuer’s Definitive Proxy Statement (“Proxy”) filed with the Securities and Exchange Commission on April 17, 2013. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Class A common stock issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Report.

A. Khosla Ventures II, L.P.

(a) As of the closing of business on the date of this Amendment No. 2, Khosla Ventures II, L.P. beneficially owned 46,259,738 shares of Class A common stock, representing a beneficial ownership of approximately 46.8% of the shares of Class A common stock. All of the shares of Class A common stock beneficially owned

SCHEDULE 13D

CUSIP No. 497219109	Page 10 of 15 Pages

by Khosla Ventures II, L.P. are comprised of shares of Class B common stock owned by Khosla Ventures II, L.P., all of which are convertible into Class A common stock at any time on a one-for-one basis at the option of the holder of such shares.

(b)	1. Sole power to vote or direct vote:	0
	2. Shared power to vote or direct vote:	46,259,738
	3. Sole power to dispose or direct the disposition:	0
	4. Shared power to dispose or direct the disposition:	46,259,738

Please see Attachment A for additional information.

B. Khosla Ventures III, L.P.

(a) As of the closing of business on the date of this Amendment No. 2, Khosla Ventures III, L.P. beneficially owned 9,409,935 shares of Class A common stock, representing a beneficial ownership of approximately 17.7% of the shares of Class A common stock.

(b)	1. Sole power to vote or direct vote:	0
	2. Shared power to vote or direct vote:	9,409,935
	3. Sole power to dispose or direct the disposition:	0
	4. Shared power to dispose or direct the disposition:	9,409,935

Please see Attachment A for additional information.

C. Khosla Ventures Associates II, LLC

(a) As of the closing of business on the date of this Amendment No. 2, Khosla Ventures Associates II, LLC beneficially owned 46,259,738 shares of Class A common stock, representing a beneficial ownership of approximately 46.8% of the shares of Class A common stock. All of the shares of Class A common stock beneficially owned by Khosla Ventures Associates II, LLC are comprised of shares of Class B common stock beneficially owned by Khosla Ventures Associates II, LLC, all of which are convertible into Class A common stock at any time on a one-for-one basis at the option of the holder of such shares.

(b)	1. Sole power to vote or direct vote:	0
	2. Shared power to vote or direct vote:	46,259,738
	3. Sole power to dispose or direct the disposition:	0
	4. Shared power to dispose or direct the disposition:	46,259,738

Please see Attachment A for additional information.

D. Khosla Ventures Associates III, LLC

(a) As of the closing of business on the date of this Amendment No. 2, Khosla Ventures Associates III, LLC beneficially owned 9,409,935 shares of Class A common stock, representing a beneficial ownership of approximately 17.7% of the shares of Class A common stock.

(b)

1. Sole power to vote or direct vote:	0
2. Shared power to vote or direct vote:	9,409,935
3. Sole power to dispose or direct the disposition:	0
4. Shared power to dispose or direct the disposition:	9,409,935

Please see Attachment A for additional information.

SCHEDULE 13D

CUSIP No. 497219109	Page 11 of 15 Pages

E. VK Services, LLC

(a) As of the closing of business on the date of this Amendment No. 2, VK Services, LLC beneficially owned 55,669,673 shares of Class A common stock, representing a beneficial ownership of approximately 55.9% of the shares of Class A common stock. Of the shares of Class A common stock beneficially owned by VK Services, LLC, 46,259,738 shares are comprised of Class B common stock beneficially owned by VK Services, LLC, all of which are convertible into Class A common stock at any time on a one-for-one basis at the option of the holder of such shares.

(b)	1. Sole power to vote or direct vote:	0
	2. Shared power to vote or direct vote:	55,669,673
	3. Sole power to dispose or direct the disposition:	0
	4. Shared power to dispose or direct the disposition:	55,669,673

Please see Attachment A for additional information.

F. Vinod Khosla

(a) As of the closing of business on the date of this Amendment No. 2, Vinod Khosla beneficially owned 58,354,545 shares of Class A common stock, representing a beneficial ownership of approximately 58.6% of the shares of Class A common stock. Of the shares of Class A common stock beneficially owned by Mr. Khosla, 46,259,738 shares are comprised of Class B common stock beneficially owned by him, all of which are convertible into Class A common stock at any time on a one-for-one basis at the option of the holder of such shares.

(b)	1. Sole power to vote or direct vote:	0
	2. Shared power to vote or direct vote:	58,354,545
	3. Sole power to dispose or direct the disposition:	0
	4. Shared power to dispose or direct the disposition:	58,354,545

Please see Attachment A for additional information.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

“Controlling Interest in the Issuer” of Item 6 of Amendment No. 1 is hereby amended and restated in its entirety and Item 6 of Amendment No. 1 is hereby amended to add “Warrants in Connection with the Loan and Security Agreement”, each as follows:

Controlling Interest in the Issuer

As of the filing of this Amendment No. 1, entities affiliated with the Reporting Persons owned 86.5% of the Issuer’s Class B common stock, which, together with the Class A common stock held by them, represent 80.7% of the combined voting power of the Issuer’s outstanding Class A common stock and Class B common stock, assuming that 53,295,566 shares of Class A common stock and 53,508,834 shares of Class B common stock are outstanding as reported in the Issuer’s Proxy. Under the Issuer’s amended and restated certificate of incorporation that became effective as part of the Issuer’s initial public offering, holders of shares of Class B common stock may generally transfer those shares to affiliated entities, without having the shares automatically convert into shares of Class A common stock. Therefore, the Reporting Persons will, for the foreseeable future, be able to control the outcome of the voting on virtually all matters requiring stockholder approval, including the election of directors and significant corporate transactions such as an acquisition of the Issuer, even if the Reporting Persons come to own, in the aggregate, as little as 10% of the economic interest of the outstanding shares of the Issuer’s Class A common stock and Class B common stock. Moreover, the Reporting Persons may take actions in their own interests that the Issuer’s other stockholders do not view as beneficial.

SCHEDULE 13D

CUSIP No. 497219109	Page12 of 15 Pages

Warrants in Connection with the Loan and Security Agreement

Pursuant to the terms of the Loan and Security Agreement, the Issuer has issued warrants to KFT to purchase an aggregate of 1,434,872 shares of Class A common stock of the Issuer. The issuance of each of these warrants results in an increase to the beneficial ownership of KFT and Vinod Khosla.

Initial Warrant

In connection with the Loan and Security Agreement, the Issuer issued to KFT a warrant (the “Initial Warrant”) to purchase 387,263 shares of the Issuer’s Class A common stock, resulting in an increase in beneficial ownership by certain of the Reporting Persons by that amount. The Initial Warrant has an exercise price, subject to certain anti-dilution adjustments, of $11.62 per share, which was the consolidated closing bid price for the Issuer’s Class A common stock on January 25, 2012. The Initial Warrant was issued as partial consideration for KFT’s entry into the Loan and Security Agreement and will expire 7 years from the date of the grant. The Initial Warrant may be exercised by payment of the exercise price in cash or on a net issuance basis.

PIK Warrants

In addition to the Initial Warrant, the Issuer must issue to KFT additional warrants to purchase shares of Class A common stock if the Issuer elects payment of paid-in-kind interest on the outstanding principal balance of the Loan Advance for any month (the “PIK Warrants”). The PIK Warrant issued prior to the Loan Amendment is referred to as the “Initial PIK Warrant.” The PIK Warrant issued subsequent to the Loan Amendment is referred to as the “Subsequent PIK Warrant.”

Except as described below, the number of shares of the Issuer’s Class A common stock underlying the Initial PIK Warrant issued to KFT is an aggregate of 111,620 shares of the Issuer’s Class A common stock, which were determined in a series of 12 tranches from January/February 2012 and January 2013. The number of warrant shares to be issued under the Initial PIK Warrant was determined as an amount equal to 18% of the amount of interest paid-in-kind divided by the average closing price of the Issuer’s Class A common stock over the 5 consecutive trading days ending on, but excluding, the day such interest was due (the “Initial PIK Warrant Average Market Price”). The per share price of the Initial PIK Warrant was the Initial PIK Warrant Average Market Price. Notwithstanding the foregoing, if the Initial PIK Warrant Average Market Price was less than $11.62 per share of the Issuer’s Class A common stock, subject to adjustment for stock splits, combinations and the like (the “Warrant Floor Price”), on the date the interest in kind on the outstanding principal balance of the Loan Advance was due and payable for such month, then (x) the initial per share exercise price for such Initial PIK Warrant issued to KFT was equal to the Warrant Floor Price and (y) the number of shares of Class A common stock underlying such Initial PIK Warrant (assuming no net issuance) issued to KFT was increased to a number of shares of Class A Common Stock (determined pursuant to the mutual agreement of the Issuer and KFT) that would cause the fair market value of such Initial PIK Warrant to be no less than the fair market value of the Initial PIK Warrant that would have been issued had the Issuer issued such warrants with an exercise price equal to the Average Market Price. The Initial PIK Warrant was issued as partial consideration for the Lenders’ entry into the Loan and Security Agreement and will expire 7 years from the 18 month anniversary of the closing date of the Loan and Security Agreement.

The number of shares of the Issuer’s Class A common stock underlying the Subsequent PIK Warrant (assuming no net issuance) is an amount equal to 18% of the amount of interest paid-in-kind payable over the following 12 months divided by the Average Market Price. The Subsequent PIK Warrant expires on August 3, 2020. The Issuer has elected to pay-in-kind interest over the 12 months following March 1, 2013. As such, in connection with closing the Loan Amendment, the Issuer issued to KFT a Subsequent PIK Warrant to purchase 159,542 shares of the Issuer’s Class A common stock for an exercise price per share of $5.71. In April 2013, in connection with a subsequent Loan Advance, the Issuer issued to KFT the right to purchase 71,569 additional shares of Class A common stock under its Subsequent PIK Warrant for an exercise price of $4.42. The Subsequent PIK Warrant issued to KFT will not be exercisable until the Subsequent PIK Warrant issuances to the Lenders has been approved by the stockholders of the Issuer.

ATM Warrant

In partial consideration for the Loan Amendment, the Issuer issued to KFT warrants to purchase an aggregate of 206,622 shares of the Class A common stock for an exercise price per share of $5.71 (the “ATM Warrant”). In addition, on the first day of each subsequent 12 month period, the Issuer will grant to KFT the right to purchase additional shares under its ATM Warrant equal to (i) 3.75% of the average aggregate principal balance of the Loan Advances payable to KFT as of the last calendar day of each of the subsequent twelve (12) months, divided by (ii) 100% of the volume-weighted average closing market price per share of the Class A Common Stock over the 20 consecutive trading days ending on, but excluding, the day of grant (the “Average Market Price”). In April 2013, in connection with a subsequent Loan Advance, the Company issued to KFT the right to purchase 91,302 additional shares of Class A common stock under its ATM Warrant for an exercise price per share of $4.42.

The ATM Warrant expires on August 3, 2020. The ATM Warrant will not be exercisable until the ATM Warrant issuance has been approved by the stockholders of the Issuer.

Subsequent Drawdown Warrants

The Issuer must also issue warrants to KFT (each, a “Subsequent Drawdown Warrant”), to purchase shares of Class A common stock in connection with each subsequent Loan Advance from KFT. The number of shares of Class A common stock underlying the Subsequent Drawdown Warrant (assuming no net issuance) is an amount equal to 18% of the amount of the subsequent Loan Advances from KFT divided by the Average Market Price. The Subsequent Drawdown Warrants expire on August 3, 2020. The Subsequent Drawdown Warrant issued to KFT will not be exercisable until the Subsequent Drawdown Warrant issuance has been approved by the Issuer’s stockholders. On April 24, 2013, the Issuer issued to KFT a Subsequent Drawdown Warrant to purchase an aggregate of 406,954 shares of the Class A common stock for an exercise price per share of $4.42.

The number of shares for which each PIK Warrant, Subsequent Drawdown Warrant and ATM Warrant is exercisable and the associated exercise price is subject to certain anti-dilution adjustments. Each PIK Warrant, Subsequent Drawdown Warrant and ATM Warrant may be exercised by payment of the exercise price in cash or on a net issuance basis. The Initial Warrants, the PIK Warrants, the Subsequent Drawdown Warrants and the ATM Warrants obligate the Issuer to file a registration statement on Form S-3 covering the resale of such warrants and the shares of the Issuer’s Class A common stock issuable upon exercise of such warrants. Subsequent PIK Warrants and ATM Warrants issued by the Issuer in connection with the Loan Amendment require the Issuer to register the resale of such warrants and the shares underlying such warrants on a registration statement on Form S-3 as soon as reasonably practicable, but in no event later than June 30, 2013. The Issuer and the Lenders are currently discussing the timing of such a registration statement.

The Issuer and the Lenders have agreed that without the Issuer first obtaining the approval from its stockholders, the Issuer will not have any obligation to issue, and will not issue, any warrants under the Loan and Security Agreement (including without limitation the ATM Warrants, the Subsequent Drawdown Warrants and the Subsequent PIK Warrants) to the extent that their issuance, when aggregated, would obligate the Issuer to issue more that 19.99% of its outstanding Class A common stock (or securities convertible into such Class A common stock), or the outstanding voting power, as calculated immediately prior to the execution of the Loan Amendment (subject to appropriate adjustments for any stock splits, stock dividends, stock combinations or similar transactions), in each case at a price less than the greater of the book or market value of the Class A common stock of the Issuer.

The foregoing descriptions of the Initial Warrant, the Initial PIK Warrant, the Subsequent PIK Warrant, the ATM Warrant and the Subsequent Drawdown Warrant do not purport to be complete and are qualified in their entirety by reference to the Initial Warrant, the Initial PIK Warrant, the Subsequent PIK Warrant, the ATM Warrant and the Subsequent Drawdown Warrant filed as Exhibits 99.4, 99.5, 99.6, 99.7 and 99.8, respectively, to this Schedule 13D and incorporated herein by reference.

Other than as described in this Statement, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

13D

CUSIP No. 497219109	Page 13 of 15 Pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement.
99.2	Amended and Restated Investors’ Rights Agreement dated April 21, 2011, among the Issuer and the Issuer’s securityholders listed therein (Incorporated by reference to Exhibit 4.2 of the Issuer’s Registration Statement of Form S-1 (File No. 333-173440), filed with the Securities and Exchange Commission (the “SEC”) on May 18, 2011).
99.3	Loan and Security Agreement dated as of January 26, 2012 among the Issuer, Kior Columbus LLC, 1538731 Alberta Ltd., 1538716 Alberta Ltd. and KFT Trust, Vinod Khosla, Trustee (Incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on January 27, 2012).
99.4	Warrant Agreement to Purchase Shares of Class A Common Stock dated as of January 26, 2012 issued by the Issuer to KFT Trust, Vinod Khosla, Trustee (the “Initial Warrant,” incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K, filed with the SEC on January 27, 2012).
99.5	Form of Additional Warrant Agreement to Purchase Shares of Class A Common Stock (the form of Initial PIK Warrant, incorporated by reference to Exhibit F of the Loan and Security Agreement dated as of January 26, 2012, filed as Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on January 27, 2012).
99.6	Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (the Subsequent PIK Warrant, incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on April 30, 2013).
99.7	ATM Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (the ATM Warrant, incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on April 30, 2013).
99.8	Post-First Amendment Additional Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (the Subsequent Drawdown Warrant, incorporated by reference to Exhibit 99.3 of the Issuer’s Current Report on Form 8-K, filed with the SEC on April 30, 2013).

13D

CUSIP No. 497219109	Page 14 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Vinod Khosla
Vinod Khosla

KFT TRUST, VINOD KHOSLA, TRUSTEE

By	/s/ Vinod Khosla
Vinod Khosla
Trustee

VK SERVICES, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Manager

KHOSLA VENTURES ASSOCIATES II, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES ASSOCIATES III, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES II, L.P.

By:	Khosla Ventures Associates II, LLC, a
Delaware limited liability company and general partner of Khosla Ventures II, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES III, L.P.

By:	Khosla Ventures Associates III, LLC, a
Delaware limited liability company and general partner of Khosla Ventures III, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

13D

CUSIP No. 497219109	Page 15 of 15 Pages

ATTACHMENT A

Mr. Khosla is the managing member of VK Services, which is the manager of KVA II and KVA III. KVA II and KVA III are the general partners of KV II and KV III, respectively. Each of KVA II, KVA III, VK Services and Khosla may be deemed to possess voting and investment control over the shares held by KV II and KV III, and each of KVA II, KVA III, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares.

Certain securities were originally purchased by KV II and then distributed to KVA II, which in turn distributed such securities to members and affiliates of members of KVA II (the “Distributed Securities”). KVA II continues to possess voting and investment control over the Distributed Securities. Each of KVA II, VK Services and Khosla may be deemed to possess voting and investment control over the Distributed Securities, and each of KVA II, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares.

Certain securities were purchased in connection with the Issuer’s IPO by KFT Warrants to purchase Class A common stock have been issued to KFT in connection with a loan and security agreement between the issuer and KFT. Khosla, as a trustee and beneficiary, may be deemed to have indirect beneficial ownership of such shares.

Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.